UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

Technip

(Name of Issuer)

Shares, nominal value 3.05 euro

(Title of Class of Securities)

878546209

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 878546209			Page 2 of 5

1.	Name of Reporting Person: Total S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 782,201

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 782,201

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 782,201

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.3%; percent of voting rights, 4.5%

12.	Type of Reporting Person*: HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SIGNATURE
IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES

Item 1(a).	Name of Issuer:

Technip

Item 1(b).	Address of Issuer’s Principal Executive Offices:

170 Place Henri Regnault La Defense 6 Paris La Defense Cedex 92973 France

Item 2(a), (b) and (c).	Name of Person Filing; Address of Principal Business Office or, if None, Residence; and Citizenship:

     This statement is being filed by Total S.A., a company organized under the laws of France. Total’s principal business is oil, gas and chemicals. The principal business and office address of Total S.A. is 2, place de la Coupole, La Défense 6, 92078 Paris La Défense Cedex, France.

Item 2(d).	Title of Class of Securities:

Shares, nominal value 3.05 euro

Item 2(e).	CUSIP Number:

878546209

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

Item 4.	Ownership

     At December 31, 2003, Total S.A. beneficially owned the following shares either directly, or indirectly through its subsidiaries:

Amount beneficially owned:	782,201
Percent of class:	3.3%; percent of voting rights, 4.5%
Number of shares as to which such person has:

Sole power to vote:	782,201 (of this number, 482531 shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	782,201
Shared power to dispose of:	-0-

Item 5.	Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Of the 782,201 shares that Total S.A. beneficially owned at December 31, 2003, it indirectly had the power to vote and dispose of 683,411 shares through three subsidiaries as identified in Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of the Group

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOTAL S.A.

By: /s/ Charles Paris de Bollardière

Name: Charles Paris de Bollardière Title: Treasurer

Date: February 13, 2004